Exhibit 99.1

N E W S    R E L E A S E

Randgold Resources trading symbols (LSE:RRS) (Nasdaq:GOLD)

ARE GOLD PRODUCERS DEVELOPING OR EXPLOITING?

Cape Town, 6 February 2007 - Is the gold industry being buoyed up by speculative sentiment rather than by the creation of real value? Randgold Resources chief executive Mark Bristow asked the Mining Indaba here today.

Bristow said the growth in the industry’s market capital was attributable to mergers and acquisitions at the top end and a flurry of new listings at the bottom. Many producers were apparently concentrating on the exploitation of market opportunities rather than the development of profitable businesses, while investors were largely focused on the short term.

Despite the spectacular rise in the gold price, the industry’s modest profit margin had not increased at the same rate because cash costs had also increased sharply, and due to a lack of exploration investment, the new gold supply was static and possibly declining. There was therefore no strong underlying support for the present value of the market.

Bristow noted that of Africa’s ‘‘big six’’ gold mines developed since 1995, only three had as yet generated real returns.

‘‘Because we’re in a bull market which rewards production rather than profits, nobody is focusing too much on this financial underperformance but ultimately it’s not a sustainable situation. Stakeholders expect rewards and their patience is not infinite. When host governments, for example, see that mines are not producing the promised profits, and therefore not paying the anticipated taxes, it prompts them to tax through royalties,’’ he said.

‘‘Successful operations support profitability, and profitability in turn supports sustainability. We don’t manage Randgold Resources with one eye on the next quarter and the other on the whims of the market — we manage it for the long-term benefit of all its stakeholders. The question remains: are we as an industry building profitable businesses or are we merely exploiting short-term opportunities. For Randgold Resources the answer is clear: we’ve built and we continue to build.’’

Randgold Resources discovered and developed the world-class Morila and Loulo deposits in Mali. Its Tongon project in the Côte d’Ivoire is currently at bankable feasibility stage.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow, +44 779 775 2288, +223 675 0122

Financial Director - Roger Williams, +44 791 709 8939, +223 675 0109

Investor & Media Relations - Kathy du Plessis, +27 11 728 4701, Fax: +27 11 728 2547, Cell: +27 83 266 5847,

Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

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DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The 2005 annual report notes that the financial statements do not reflect any provisions or other adjustments that might arise from the claims and legal process initiated by Loulo against MDM. Other potential risks and uncertainties include risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such other risk factors refer to the annual report on Form 20-F for the year ended 31 December 2005 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 29 June 2006. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors: the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.